WISeKey International Holding Ltd announces plans to redomicile to the British Virgin Islands

WISeKey BVI's ordinary shares are expected to be
listed and traded on both Nasdaq and SIX Swiss Exchange

Zug, Switzerland, November 18, 2025 – Ad hoc announcement pursuant to Art. 53 of SIX Listing Rules – WISeKey International Holding Ltd. (“WISeKey” or the “Company”) (SIX: WIHN, NASDAQ: WKEY), a leading global cybersecurity and IoT company, announced today its intention to move its place of incorporation from Switzerland to the British Virgin Islands (“BVI”). The redomiciliation is proposed to be implemented through a cross-border merger of WISeKey International Holding Ltd with and into a wholly owned British Virgin Islands subsidiary, WISeKey Corp (“WISeKey BVI”). The proposed redomiciliation remains subject to various conditions, including regulatory and shareholder approvals, which WISeKey expects to seek in the first quarter of 2026.

After conducting a comprehensive review of its operations, WISeKey has determined the BVI to be the preferred jurisdiction to support future strategic growth and business activities. The BVI platform is widely adopted by international technology companies listed on Nasdaq, and is expected to enhance WISeKey’s comparability with industry peers while attracting greater investment from global institutional investors. As part of this exercise, WISeKey will maintain its place of effective management as well as its tax residence in Geneva, Switzerland.

In addition, the BVI’s contemporary and flexible corporate legal framework is also expected to provide WISeKey with greater strategic and operational flexibility, particularly with respect to accessing equity capital markets in both the U.S. and Switzerland, and support future strategic acquisitions.

Following completion of the redomiciliation, WISeKey BVI is expected to have its primary listing of its ordinary shares on Nasdaq and a secondary listing on SIX Swiss Exchange, in continuation of WISeKey Switzerland's current listing on the SIX Swiss Exchange.

As part of the merger, each outstanding class of WISeKey International Holding Ltd share will be exchanged for the relevant class of shares of WISeKey BVI in accordance with the exchange ratio set out in the definitive merger agreement documentation. WISeKey's current American Depositary Share (“ADS”) program will be terminated, and holders of ADSs will receive WISeKey BVI ordinary shares in exchange.

Detailed procedures for the share and ADS exchanges, including any available elections by shareholders and relevant deadlines, will be communicated separately in advance of the extraordinary general meeting of shareholders at which shareholder approval for the redomiciliation is sought.

Carlos Moreira, Chairman of the Board and Chief Executive Officer of WISeKey, commented: “The change of our jurisdiction of incorporation from Switzerland to the British Virgin Islands strengthens WISeKey’s foundation for future expansion. The BVI’s modern corporate framework, widely used by international technology companies listed on Nasdaq, provides an efficient and flexible platform to support our next phase of strategic growth. By streamlining our structure, enhancing comparability with global peers, and improving our access to international capital markets, this transition positions WISeKey to pursue new opportunities, including potential partnerships and acquisitions, with greater agility. At the same time, our continued listing on the SIX Swiss Exchange ensures that our Swiss-based investors can trade our shares in Switzerland, maintaining continuity and accessibility for our long-standing shareholder base”.

About WISeKey

WISeKey International Holding Ltd (“WISeKey”, SIX: WIHN; Nasdaq: WKEY) is a global leader in cybersecurity, digital identity, and IoT solutions platform. It operates as a Swiss-based holding company through several operational subsidiaries, each dedicated to specific aspects of its technology portfolio. The subsidiaries include (i) SEALSQ Corp (Nasdaq: LAES), which focuses on semiconductors, PKI, and post-quantum technology products, (ii) WISeKey SA which specializes in RoT and PKI solutions for secure authentication and identification in IoT, Blockchain, and AI, (iii) WISeSat AG which focuses on space technology for secure satellite communication, specifically for IoT applications, (iv) WISe.ART Corp which focuses on trusted blockchain NFTs and operates the WISe.ART marketplace for secure NFT transactions, and (v) SEALCOIN AG which focuses on decentralized physical internet with DePIN technology and house the development of the SEALCOIN platform.

Each subsidiary contributes to WISeKey’s mission of securing the internet while focusing on their respective areas of research and expertise. Their technologies seamlessly integrate into the comprehensive WISeKey platform. WISeKey secures digital identity ecosystems for individuals and objects using Blockchain, AI, and IoT technologies. With over 1.6 billion microchips deployed across various IoT sectors, WISeKey plays a vital role in securing the Internet of Everything. The company’s semiconductors generate valuable Big Data that, when analyzed with AI, enable predictive equipment failure prevention. Trusted by the OISTE/WISeKey cryptographic Root of Trust, WISeKey provides secure authentication and identification for IoT, Blockchain, and AI applications. The WISeKey Root of Trust ensures the integrity of online transactions between objects and people. For more information on WISeKey’s strategic direction and its subsidiary companies, please visit www.wisekey.com.

Forward-Looking Statements

This press release contains forward-looking statements within the meaning of applicable securities laws, including statements regarding the proposed redomiciliation of the Company from Switzerland to the British Virgin Islands (BVI), the expected timing and completion of such redomiciliation, anticipated benefits, strategic objectives, corporate governance, tax and regulatory outcomes, future operations and listing or trading arrangements, and other matters. Forward-looking statements are generally identified by words such as “anticipate,” “believe,” “expect,” “intend,” “estimate,” “plan,” “project,” “target,” “likely,” “may,” “will,” “would,” “could,” “should,” and similar expressions, and by the context in which they are used. These statements are based on current expectations, estimates, assumptions, and projections and are subject to a number of risks and uncertainties that could cause actual results to differ materially from those expressed or implied by the forward-looking statements.

Important factors that could cause actual results to differ materially include, but are not limited to: the ability to obtain and maintain all necessary shareholder, board, court, regulatory, and third-party approvals and consents on the expected timeline or at all; the satisfaction of conditions precedent to the redomiciliation; changes in applicable laws, regulations, listing standards, or regulatory positions in Switzerland, the BVI, the United States, or other relevant jurisdictions; the interpretation and application of BVI law and its impact on corporate governance, creditor rights, shareholder rights, and dispute resolution; tax outcomes and potential adverse tax consequences for the Company or its shareholders arising from the redomiciliation; potential impacts on the Company’s financing arrangements, banking relationships, and access to capital markets; the Company’s ability to maintain existing listings, eligibility, and compliance with trading, reporting, and disclosure requirements following the redomiciliation; timing and costs associated with the redomiciliation, including professional fees and administrative expenses; business disruption during the transition; effects on contractual relationships, key personnel, and employee matters; and other risks described from time to time in the Company’s public disclosures.

Forward-looking statements speak only as of the date of this press release and are not guarantees of future performance or outcomes. The Company undertakes no obligation to update or revise any forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events, except as required by applicable law. Investors and other readers are cautioned not to place undue reliance on forward-looking statements.

This press release does not constitute an offer to sell, or a solicitation of an offer to buy, any securities, and it does not constitute an offering prospectus within the meaning of the Swiss Financial Services Act (“FinSA”), the FinSa's predecessor legislation or advertising within the meaning of the FinSA. Investors must rely on their own evaluation of WISeKey and its securities, including the merits and risks involved. Nothing contained herein is, or shall be relied on as, a promise or representation as to the future performance of WISeKey.

Press and Investor Contacts

WISeKey International Holding Ltd Company Contact: Carlos Moreira Chairman & CEO Tel: +41 22 594 3000 info@wisekey.com	WISeKey Investor Relations (US) The Equity Group Inc. Lena Cati Tel: +1 212 836-9611 lcati@theequitygroup.com